Michael McTiernan, Special Counsel
Securities and Exchange Commission

February 5, 2007

Michael McTiernan
Special Counsel
Securities and Exchange Commission
Washington, DC 20549-0305

Re: Artcraft V, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed January 13, 2006
File No. 333-131019

Dear Mr. McTiernan:

We represent Artcraft V, Inc. (“Artcraft V” or the “Company”). We are in receipt of your letter dated January 31, 2007 regarding the above referenced filing and the following is our response to same:

Executive Compensation, page 43

1.
Please provide an updated compensation disclosure for fiscal year 2006. Please note that Item 402 of Regulation S-B has been revised for periods ending on or after December 15, 2006. Refer to Securities Act Release No. 33-8732 (published August 29, 2006).

ANSWER: The document has been revised to include an updated executive compensation disclosure for fiscal year 2006 in accordance with the revised rules.

 Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Anslow & Jaclin, LLP
ANSLOW & JACLIN, LLP

195 Route 9 South, Suite 204, Manalapan, New Jersey 07726 Tel: (732)
409-1212 Fax: (732) 577-1188